United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-26447

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        LEADER MINING INTERNATIONAL, INC.
                        ---------------------------------
                                (Name of Issuer)


                                     Common
                                     ------
                         (Title of Class of Securities)


                                    52169T203
                                   -----------
                                 (Cusip Number)


Yashvir Nikhanj, 400 Fifth Avenue, S.W., Suite 810, Calgary,
------------------------------------------------------------
Alberta T2P0L6 (403) 234-7501
-----------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                 August 21, 1999
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13- d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                  SCHEDULE 13D

CUSIP NO.: 52169T203                                           Page 1 of 4 Pages

1.       Name of Reporting Person
         Yashvir Nikhanj

         S.S. or I.R.S. Identification No. of Above Person

         Tax ID#: 240-178897 (Canadian)

2.       Check the Appropriate Box if A Member of a Group*

                  a /X/
                  b / /

3.       SEC Use Only


4.       Source of Funds

         Not applicable

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         Canada

7.       Sole Voting Power

         1,187,143 shares of common stock

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         1,187,143 shares of common stock

10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,187,143 shares of common stock (Does not include 532,000 shares owned by wife, Aski Nikhanj) in which Reporting Person specifically disclaims any ownership or control pursuant to rules of the Securities and Exchange Commission.)

CUSIP NO.: 52169T203                                           Page 2 of 4 Pages

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         /X/

13.      Percent of Class Represented by Amount in Row (11)

         6.47%

14.      Type of Reporting Person

         IN

Item 1.           Security & Issuer

         This statement relates to common shares of Leader Mining
International, Inc., an Alberta corporation.

Item 2.

I.
         a.       Yashvir Nikhanj
         b.       Principal Place of Business - 400 Fifth Avenue, SW,
                  Suite 810, Calgary, Alberta.
         c. Yashvir Nikhanj is President and Director Leader Mining International, Inc.
                  Yashvir Nikhanj, age 53, received a B.S. in Geology from Ranchi University in India in 1968 and a MSc from Massachusetts Institute of Technology in 1970. He has been President and Director and a principal shareholder of Leader Mining International, Inc. since 1987.
         d. The reporting person has not, during the last five years, ben convicted in a criminal proceeding
                  (excluding traffic violations).
         e. The reporting person has not, during the last five years, been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
         f.       Citizenship: Canada

Item 3.           Source and Amount of the Funds

         Personal funds and services

Item 4.           Purpose of the Transaction

         The purpose of this report is an initial filing under Section 13 after becoming a full reporting foreign issuer through filing Form 20F with the SEC.

         a.       Yashvir Nikhanj was founder of Leader Mining
                  International, Inc. and received the shares for cash and services as an officer and Director.

CUSIP NO.: 52169T203                                           Page 3 of 4 Pages


         b. No extraordinary corporate transaction is immediately planned by issuer or any of its subsidiaries.

         c. No sale or transfer of a material amount of assets of issuer is contemplated.

         d.       There are no current plans to change the management.

         e. No material change is proposed in capitalization or dividend policy at this time.

         f. At this time, no material changes in corporate structure are presently planned.

         g. No plans exist which would cause a class of securities to be delisted from any exchange or cease to be quoted.

         h. No plans exist for any class of equity securities becoming eligible for termination of listing pursuant to 12(g)(4) of the Act.

         i. No class of equity shall become eligible for termination of registration as a result thereof.

         j.       Not applicable.

Item 5.           Interest in Securities of the Issuer

         a. 1,187,143 common shares (6.47%) of issuer are owned beneficially and of record by the Reporting Person as of date hereof. (Does not include 532,000 shares owned by wife, Aski Nikhanj) in which Reporting Person specifically disclaims any ownership or control pursuant to rules of the Securities and Exchange Commission.)

         b. Reporting Person has sole power to vote 1,187,143 shares of common stock.

         c. Reporting Person sold 40,000 shares of common stock of Leader Mining International, Inc. on July 18, 2000. Reporting Person had no other transactions in the prior 60 days.

         d.       Not applicable

         e.       Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
------------------------------------------------------------
Relationships with Respect to Securities of the Issuer.
-------------------------------------------------------

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 6, 2000


                                          /s/ Yashvir Nikhanj
                                         ------------------------------
                                         Signature (Yashvir Nikhanj)


                                         /s/ Yashvir Nikhanj
                                         ------------------------------
                                         Yashvir Nikhanj, Secretary